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1001 FLEET STREET
BALTIMORE, MARYLAND 21202

June 8, 2007

Dear Stockholder:

        On June 3, 2007, Laureate Education, Inc., a Maryland corporation (the "Company"), entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") with Wengen Alberta, Limited Partnership, an Alberta limited partnership ("Parent"), and L Curve Sub Inc., a Maryland corporation and a direct subsidiary of Parent ("L Curve"). Parent is owned by a consortium of investment funds and other investors, including Douglas L. Becker, the Company's Chairman and Chief Executive Officer.

        Under the terms of the Merger Agreement and subject to the conditions set forth in the Offer to Purchase of L Curve and M Curve Sub Inc., a Maryland corporation and direct subsidiary of Parent ("M Curve", and together with L Curve, the "Purchasers"), and related materials enclosed with this letter, the Purchasers are commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the "Shares") at a purchase price of $62.00 per Share, net to the seller in cash (subject to any applicable withholding tax), without interest. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, July 6, 2007.

        The tender offer is subject to, among other things, the condition that there shall have been validly tendered and not validly withdrawn before the tender offer expires a number of Shares which, when added to any Shares of the Company's common stock already owned by Parent and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis on the expiration date of the tender offer. The tender offer is also subject to the condition that the debt financing arranged by Purchasers to fund the tender offer must be available for borrowing in connection with the consummation of the tender offer, and that the lenders party to the debt commitments relating to the debt financing arranged by Purchasers to fund the subsequent merger of L Curve and the Company described below shall not have notified Parent or Purchasers that any portion of such financing will not be available at the effective time of the merger, in each case on the terms and conditions set forth in the debt financing commitments or on terms and conditions that are no less favorable, in the aggregate, to Parent and Purchasers, as determined in the reasonable judgment of Parent. If successful, the tender offer will be followed by the merger of L Curve into the Company, with the Company being the surviving corporation. In the merger, Shares not purchased in the tender offer will be converted into the right to receive the same $62.00 per share cash payment, without interest, paid in the tender offer. Parent has advised the Company that it expects that, immediately prior to the merger of L Curve into the Company, M Curve will merge with and into L Curve, with L Curve as the surviving corporation in that merger.

        The Company's board of directors, on the unanimous recommendation of a special committee, has approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and the merger) are advisable, fair to and in the best interests of the Company and the stockholders of the Company (other than Parent and its affiliates). ACCORDINGLY, THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER AND TENDER YOUR SHARES TO THE PURCHASERS PURSUANT TO THE TENDER OFFER. Our board of directors determined that each person appointed to the special committee was a disinterested director with regard to the proposed transaction, as such term is used under Maryland law, and an independent director, as such term is defined in the rules of the Nasdaq Global Select Market.

        In arriving at its recommendations, the Company's board of directors gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 which I urge you to read.

        Purchasers' Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares, set forth the terms and conditions of Purchasers' tender offer and provide instructions as to how to tender your Shares. I urge you to read each of the enclosed materials carefully.

Sincerely,

David A. Wilson
 Chairman of the Special Committee
of the Board of Directors

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1001 FLEET STREET BALTIMORE, MARYLAND 21202